                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         Performance Food Group Company
           ---------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           ---------------------------------------------------------
                         (Title of Class of Securities)


                                   713755106
                    ------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following(s))

                               Page 1 of 4 Pages

                                                               13G/A
  CUSIP No.  713755106                                                                      Page 2 of 4 Pages
------------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


                     Performance Food Group Company Employee Savings and Stock Ownership Plan and Trust

------------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]

                   N/A                                                                                              (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    -0-
     OWNED BY        ---------------------------------------------------------------------------------------------------------------
       EACH          6    SHARED VOTING POWER
     REPORTING                     726,607
      PERSON         ---------------------------------------------------------------------------------------------------------------
       WITH          7    SOLE DISPOSITIVE POWER
                                   -0-
                     ---------------------------------------------------------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                                   1,496,066
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,496,066
------------------------------------------------------------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     12.8%
------------------------------------------------------------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*

                     EP
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


                                 SCHEDULE 13G/A



                                           Description
                                           -----------
Item 1(a).       Name of Issuer:           Performance Food Group Company

Item 1(b).       Address of Issuer's       6800 Paragon Place, Suite 500
                                           Principal Executive
                                           Richmond, VA  23230
                                           Offices:

Item 2(a).       Name of Person Filing:    Performance Food Group Company Employee Savings and Stock Ownership Plan and
                                           Trust (the "Plan")

Item 2(b).       Address of Principal
                 Business Office:          6800 Pargon Place, Suite 500
                                           Richmond, VA 23230

Item 2(c).       Citizenship:              United States

Item 2(d).       Title of Class
                 of Securities:            Common stock ("Common Stock")

Item 2(e).       CUSIP Number:             713755106


Item 3. If this statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person is a f) [x] Employment Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 240.13d-1(b)(ii)(F).

Item 4.          Ownership:

                          As of December 31, 1996, the Plan held 1,496,066
                 shares of common stock of the Company (the "Shares") (12.8% of the total outstanding Shares). Total Shares over which the Plan has shared voting power is 769,459 (6.5% of the total outstanding Shares) and total shares over which the Plan has shared dispositive power is 1,496,066 (12.8% of the total outstanding Shares). The Plan has sole voting and sole disposition power over no Shares.*

Item 5.          Ownership of Five Percent or Less of a Class:

                 Not applicable.

                 *The Plan is administered by a committee appointed by the Board of Directors of the Company, which committee includes among others, Roger
L. Boeve, the Company's Chief Financial Officer and David W. Sober, the Company's Vice President for Human Resources. The committee directs investment decisions (other than permitted participant directed transactions) and shares voting power with the Plan trustees with respect to unallocated Shares in the Plan.

                                                               Page 4 of 4 Pages


Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person:

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group:

                 Not applicable.

Item 9.          Notice of Dissolution of Group:

                 Not applicable.

Item 10.         Certification:

                          By signing below I certify that, to the best of my
knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.


                                   SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 12th day of February, 1997.


                                           PERFORMANCE FOOD GROUP COMPANY
                                           EMPLOYEE SAVINGS AND STOCK OWNERSHIP
                                           PLAN AND TRUST


                                            By:      /s/ Roger L. Boeve
                                               -----------------------------
                                                     Roger L. Boeve, Trustee

                                            By:     /s/ David W. Sober
                                               -----------------------------
                                                     David W. Sober, Trustee

                                            By:     /s/ John D. Austin
                                               -----------------------------
                                                     John D. Austin, Trustee